FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 OR 15d-16 UNDER the Securities Exchange Act of 1934

For February 27, 2023

Commission File Number: 001-15246

LLOYDS BANKING GROUP PLC

5th Floor
25 Gresham Street

London EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-265452) and to be a part thereof from the date on which this report is filed to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

Lloyds Banking Group plc is filing this Form 6-K to correct a typographical error to Exhibit 15.2, originally attached to its Annual Report on Form 20-F for the year ended 31 December 2022, filed with the U.S. Securities and Exchange Commission on February 24, 2023. The corrected Exhibit 15.2 is attached hereto and is hereby incorporated by reference into Registration Statement on Form F-3 (File No. 333-265452).

Exhibit List

Exhibit No.	Description
15.2	Consent of PricewaterhouseCoopers LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)

Dated:	February 27, 2023	By:	/s/ William Chalmers
			Name:	William Chalmers
			Title:	Chief Financial Officer